T. Rowe Price Retirement Funds, Inc. (the corporation), is registered under the

Investment Company Act of 1940 (the 1940 Act). T. Rowe Price Retirement

Income 2020 Fund (the fund) is a diversified, open-end management investment company and is one of the portfolios established by the corporation.

The fund incepted on May 25, 2017. The fund invests in a portfolio of other

T. Rowe Price stock and bond funds (underlying Price funds) that represent various asset classes and sectors. The fund’s allocation among underlying Price funds will change, and its asset mix will become more conservative over time.

The fund seeks to provide monthly income.

The fund pays no management fees; however, Price Associates receives management fees from the underlying Price funds. In addition to its operating expenses,

the fund indirectly bears its proportionate share of the management fees received by Price

Associates and operating costs of the underlying Price funds in which it invests.

The fund is subject to an operating expense limitation pursuant to which Price

Associates is contractually required to pay all direct operating expenses of the fund (excluding interest, expenses related to borrowings, taxes, and brokerage,

and other non-recurring expenses permitted by the amended management agreement) to the extent such operating expenses, on an annualized basis,

exceed 0.25% of average daily net assets. This agreement will continue until

April 30, 2020, and may be renewed, revised, or revoked only with approval of the fund’s Board. The fund is required to repay Price Associates for expenses previously paid to the extent the fund’s net assets grow or expenses decline sufficiently to allow repayment without causing the fund’s operating expenses to exceed the operating expense limit. However, no repayment will be made more than three years after the date of a payment.

Pursuant to this agreement, $21,000 of expenses were paid by Price Associates during the period ended June 30, 2017, and remain subject to repayment by the fund.